Exhibit 99.4

Audit Committee Charter

(June 2021)

This Charter (Charter) sets out the purpose, composition, member qualification, roles and responsibilities, manner of reporting to the Board of Directors (the Board) of Field Trip Health Ltd. (Field Trip), and the general objectives & operation of Field Trip' s audit committee (the Committee).

Mandate of the Committee

The primary mandate of the Committee is oversight of Field Trip’s external auditors (AAuditors), financial reporting and continuous disclosure, financial risk management, Field Trip’s whistleblower and fraud function, and compliance with tax and securities laws.

Roles & Responsibilities

In executing its mandate, the Committee shall have the following roles and responsibilities:

External Auditor

The Committee will: (a) select, evaluate and recommend to the Board, for shareholder approval, the Auditors and, if necessary, the replacement of the Auditor; (b) prior to the annual audit, evaluate the scope of the Auditor's review, including the Auditor's engagement letter and the annual audit plan, fee schedule and any related services proposals; (c) recommend to the Board the Auditors’ compensation; (d) pre-approve all non-audit services to be provided by the Auditors; (e) directly oversee the work of the Auditor; (g) assist with resolving any disputes between Field Trip's management and the Auditors regarding financial reporting; (h) ensuring that the Auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures; and (i) performing other audit, review or attestation services.

Financial Reporting

The Committee will: (a) review the audited consolidated financial statements of Field Trip, discuss those statements with management and with the Auditor, and recommend their approval to the Board; (b) review and discuss with management the quarterly consolidated financial statements, and if appropriate, recommend their approval by the Board; (c) review Field Trip's management discussion and analysis, interim and annual press releases, and audit committee reports before Field Trip publicly discloses this information; (d) review and consider any significant reports and recommendations issued by the Auditor, together with management's response, and the extent to which recommendations made by the Auditor have been implemented; and (e) reviewing and approving Field Trip’s hiring policies with respect to partners or employees (or former partners or employees) of a current or former auditor.

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Financial Risk Management

The Committee will: (a) review with the Auditors and with management, the general policies and procedures used by Field Trip with respect to internal accounting and financial controls and remain informed of any weaknesses in internal control that could cause errors or deficiencies in financial reporting or deviations from the accounting policies of Field Trip or from applicable laws or regulations; (b) periodically review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area, circumstances surrounding the departure of any officers in charge of financial reporting, and the appointment of individuals in these functions, and ensure that matters related to succession planning within Field Trip are raised for consideration at the Board; (c) review management plans regarding any changes in accounting practices or policies and the financial impact thereof; and (d) establishing procedures for: reviewing the adequacy of Field Trip’s insurance coverage, including the Directors’ and Officers’ insurance coverage.

Fraud & Whistleblower Program

The Committee will: (a) establish procedures for the confidential, anonymous submission by employees of Field Trip of complaints regarding questionable accounting or auditing matters and the receipt, retention and treatment of any such complaints; and (b) review fraud prevention policies and programs, and monitor their implementation.

Compliance with Laws

The Committee will: review regular reports from management and others (e.g., external auditors, legal counsel) with respect to Field Trip’s compliance with laws and regulations relating to financial controls, records and reporting including: (a) tax and financial reporting laws and regulations; (b) legal withholding requirements; (c) laws and regulations which expose directors to liability; and (d) orientation of new members and continuous education of all members.

The Committee is also responsible for the other matters as set out in this Charter and/or such other matters as may be directed by the Board from time to time.

Composition

The Committee must be comprised of a minimum of three directors of Field Trip. All of the members of the Committee must be independent directors of Field Trip as defined in National Instrument 52-110 – Audit Committees (NI 52-110). All members of the Committee must be financially literate as defined in NI 52-110. If upon appointment a member of the Committee is not financially literate, the person will be given a reasonable period of time to acquire the required level of financial literacy.

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The Board will appoint a chair of the Committee (the Chair) to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Committee for any number of consecutive terms. The Chair shall be responsible for leadership of the Committee, including scheduling and chairing meetings, preparing agendas and briefing documents, and making regular reports to the Board. The Committee may form and delegate authority to subcommittees where appropriate.

The members of the Committee will be appointed by the Board annually, and from time to time to fill vacancies, as required. A Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Committee on ceasing to be an independent director.

Meetings & Minutes

The Committee shall meet as necessary, at a minimum at least four (4) times per year, to enable it to fulfill its responsibilities and duties as set forth herein.

The quorum required to constitute a meeting of the Committee is set at a majority of members. The Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to all Committee members prior to the meeting for members to have a reasonable amount of time to review the materials.

The external auditors (Auditors), will be provided with notice as necessary of any Committee meeting, will be invited to attend each such meeting and will receive an opportunity to be heard at those meetings on matters related to the Auditor's duties.

The Committee will meet in camera separately with each of the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) at least annually to review the financial affairs of Field Trip. The Committee will meet with the Auditor in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

Each of the Chair of the Committee, members of the Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

The Committee will keep minutes of its meetings which accurately recording the decisions reached by the Committee, and which minutes are filed with the minutes of the meetings of the Board.

Reporting

The Committee will report, at least annually, to the Board regarding the Committee’s examinations and recommendations.

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Express Authority

The Committee shall have unrestricted access to Field Trip’s officers and employees. The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities and duties. In addition to all authority required to carry out the duties and responsibilities included in this Charter, the Committee has specific authority to: (a) engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Committee will report directly to the Committee; (b) communicate directly with management and any internal auditor, and with the Auditors without management involvement; and (c) incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by Field Trip.

Annual Review

The Committee shall review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually, to ensure compliance with any rules or regulations and recommend any modifications to this Charter if and when appropriate to the Board for its approval.

The Board will conduct an annual performance evaluation of the Committee, taking into account the Charter, to determine the effectiveness of the Committee.

Approved Effective June 7, 2021

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